Exhibit 99.28(l)(vii)

March 8, 2017

Board of Trustees

Driehaus Mutual Funds

25 East Erie Street

Chicago, Illinois 60611

Re:	Subscription Agreement for Shares of the Driehaus Multi-Asset Growth Economies Fund (the “Fund”), a series of the Driehaus Mutual Funds (the “Trust”)

Dear Trustees:

Driehaus Capital Management LLC offers to purchase from the Trust one (1) share of beneficial interest in the Fund at $10.00 per share for an aggregate purchase price of $10.00 with such share to be validly issued, fully paid and nonassessable upon issuance of the share and receipt by the Trust of said payment.

This share is not being purchased with a present intent of distributing or reselling the same to the public and will be held for investment purposes only.

Sincerely,

/s/Michelle L. Cahoon
Managing Director, Treasurer and Chief
Financial Officer

Accepted and agreed to this

  8th day of March, 2017

DRIEHAUS MUTUAL FUNDS

By:	/s/Michael P. Kailus
Assistant Secretary